1902 Building C, King Long International Mansion s 9 Fulin Road, Beijing 100107

People’s Republic of China s (+86) 10-8494 5799

August 7, 2020

VIA EDGAR

Anuja A. Majmudar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Recon Technology, Ltd
Registration Statement on Form F-3
Filed July 17, 2020
File No.: 333-239910

Dear Ms. Majmudar:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Recon Technology, Ltd hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on August 11, 2020, at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Shenping Yin
Shenping Yin

Chief Executive Officer